FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  March, 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
A Almeida, a person discharging managerial responsibilities
3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transaction

A - R
elease of
2006 and
2007
 Restricted Share a
w
ard
s under the HSBC Share Plan:
  14,214 and
  21,117

  shares
  were released under the 2006 and 2007 Restricted Share awards respectively;
  the trustees of the Plan sold 5,827 and 8,657 shares respectively to meet the tax liability; and
  transferred
  a total of 20,847 shares
  in
  to
  the name of
  A Almeida.
B - Acquisition of an interest arising from an Award of Restricted Shares under the HSBC Share Plan.

5	Number of shares, derivatives or any other financial instruments relating to shares acquired
A (iii) - Transfer o f 20,847 shares by the trustees to A Almeida following the release of the 2006 and 2007 Restricted Share award s under the HSBC Share Plan. B - 182,675
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
A (ii) - 14,484
7	Price per share or value of transaction
A (ii) - £4.02120037 B - Nil
8	Date and place of transaction
2 March 2009 , London
9	Date issuer informed of transaction
5 March 2009
10	Name of duly authorised officer/official of issuer responsible for making notification
Nicola Black, Assistant Group Company Secretary, 020 7991 2652
11	Date of notification
5 March 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: March 05, 2009